News Release

FOR IMMEDIATE RELEASE

June 28, 2007

Company: Dominion

Contacts:
Media:	Mark Lazenby (804) 819-2042	Mark.Lazenby@Dom.com
Analysts:	Joseph O’Hare (804) 819-2159	Joseph.OHare@Dom.com

DOMINION ANNOUNCES SHARE BUYBACK

RICHMOND, Va. – Dominion Resources, Inc. (NYSE:D) announced today that it will initiate a modified "Dutch Auction" self-tender for approximately 55 million shares of its common stock, representing nearly 16 percent of the company’s outstanding shares. Dominion expects to commence the tender offer by mid-July. The tender offer will be conducted as part of the company’s previously announced plans to use proceeds from the pending sales of its oil and natural gas exploration and production (E&P) assets.

Thomas F. Farrell II, chairman, president and chief executive officer, said:

"As we have stated previously, we intend to use proceeds raised by the E&P divestitures to reduce debt in a range of $3.2 billion to $3.5 billion. Every dollar not used for debt retirement can be committed to the repurchase of common stock.

"It is important to note that today’s announced tender offer does not represent the total amount of shares that we intend to repurchase. Additional shares will be repurchased from time to time as market conditions permit.

"Investors should also assume that all available net proceeds from the E&P divestitures will be used for debt repayment and share repurchases independent of and without regard to the timing of the divestiture of our natural gas local distribution companies."

In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price not less than $82.00 per share and not more than $92.00 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Dominion will determine the lowest per share price within the range that will enable it to buy approximately 55 million shares, or such lesser number of shares as are properly tendered. If more than approximately 55 million shares are properly tendered at or below the determined price per share, Dominion will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis, as will be specified in the Offer to Purchase relating to the tender offer that will be distributed to shareholders. Shareholders whose shares are purchased in the tender offer will be paid the determined price per share, net in cash, without interest, promptly following the expiration of the tender offer period, as it may be extended. Additionally, if more than approximately 55 million shares are tendered, Dominion will have the right to purchase up to an additional 2 percent of its outstanding common stock (approximately 7 million shares) under the tender offer.

The tender offer will not be contingent upon any minimum number of shares being tendered. It will be subject to a number of other terms and conditions as will be specified in the Offer to Purchase when it is made available.

Dominion’s board of directors approved the tender offer to repurchase shares of its common stock because it is in the board’s view the most efficient and timely means of using the pending asset sale proceeds. The board has also authorized repurchases of additional amounts in order to enable the company to complete its recapitalization plans following all divestitures. The company’s previously announced tender offer to repurchase debt securities is scheduled to be completed July 12, 2007, and other debt reduction actions are also underway.

Neither Dominion nor its board of directors is making any recommendation as to whether its shareholders should tender or at what prices.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to shareholders by mid-July. Shareholders should read carefully the offer to purchase, the letter of transmittal and the other related materials when they are available because they will contain important information. Shareholders will be able to obtain the Offer to Purchase and related materials at no charge at the SEC’s Web Site at www.sec.gov or from the company’s information agent to be named in the forthcoming Offer to Purchase.

This release contains certain forward-looking statements. Such forward-looking statements may include statements about the company’s market opportunities, strategies and expected activities and expenditures. Factors that could cause actual results to differ materially from those forward-looking statements may include factors that are beyond the company’s ability to control or estimate precisely, such as the timing of the closing dates of acquisitions or divestitures (including our divestiture of offshore exploration and production operations and any divestiture of our natural gas and oil assets), the amount of net proceeds received from any divestitures, additional risk exposure associated with the termination of business interruption and offshore property damage related to our exploration and production operations and our inability to replace such insurance on commercially reasonable terms, estimates of future market conditions, estimates of proved and unproved reserves, the company’s ability to meet its natural gas and oil production forecasts, the behavior of other market participants, and the effects of hurricanes on our operations, gas and oil production and realized prices. Other factors include, but are not limited to, the timing of the tender auction and the satisfaction of the terms and conditions as specified in the offer to purchase. Other risk factors are detailed from time to time in Dominion’s most recent quarterly report on Form 10-Q or annual report on Form 10-K filed with the Securities & Exchange Commission.

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